

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Anshooman Aga
Chief Financial Officer
Vontier Corp
5438 Wade Park Boulevard
Suite 600
Raleigh, NC 27607

Re: Vontier Corp
   Form 10-K filed February 15, 2024
   Form 8-K filed August 1, 2024
   File No. 001-39483

Dear Anshooman Aga:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Industrial Applications and Services